SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SLM CORPORATION

(Name of Subject Company (Issuer))

SLM CORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Floating Rate Non-Cumulative Preferred Stock,

Series B, par value $0.20 per share

(Title of Class of Securities)

78442P502

(CUSIP Number of Class of Securities)

Steven J. McGarry

Chief Financial Officer

300 Continental Drive

Newark, DE 19713

Telephone: (302) 451-0200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

John Meade

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,000,000.00	$9,819.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to 2,000,000 of shares of Floating-Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share, of SLM Corporation at a price of $45 per share.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021 equals $109.10 per million dollars of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by SLM Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase for cash up to 2,000,000 shares of its outstanding Floating Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share (the “Securities”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 11:59 p.m., New York City time, on November 24, 2020, unless the Offer is extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

SLM Corporation

300 Continental Drive

Newark, DE 19713

(302) 451-0200

(b) Securities. This Schedule TO relates to the Company’s Floating Rate Non-Cumulative Preferred Stock, Series B. As of October 26, 2020, there were 4,000,000 Securities issued and outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase, “Historical Price Range of the Securities,” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company,” is incorporated herein by reference. The Company is the filing person and issuer. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Paul G. Child	Director.
Mary Carter Warren Franke	Director.
Earl A. Goode	Director.
Marianne M. Keler	Director.
Mark L. Lavelle	Director.
Jim Matheson	Director.
Frank C. Puleo	Director.
Vivian C. Schneck-Last	Director.
William N. Shiebler	Director.
Robert S. Strong	Director.
Jonathan W. Witter	Director, Chief Executive Officer
Kirsten O. Wolberg	Director.
Steven J. McGarry	Executive Vice President and Chief Financial Officer.
Donna F. Vieira	Executive Vice President and Chief Commercial Officer.
Jonathan R. Boyles	Senior Vice President and Controller.
Jeffrey F. Dale	Senior Vice President and Chief Risk Officer.
Nicholas Jafarieh	Senior Vice President and Chief Legal, Government Affairs and Communications Officer.

The business address and telephone number for all of the above directors and executive officers is: c/o SLM Corporation, 300 Continental Drive, Newark, DE 19713, (302) 451-0200.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Number of Securities; Expiration Date,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” in Section 5, “Purchase of Securities and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” and in Section 16, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 16, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Securities; Expiration Date,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase in Section 15, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and Section 13, “ Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offer on the Market for Securities,” is incorporated herein by reference.

(c) Plans. Except for the Offer and the Concurrent Offering (as defined below), the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

The information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” in Section 1, “Number of Securities; Expiration Date,” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum amount of Securities sought is $90,000,000, plus Accrued Dividends, excluding fees and expenses. Applicable withholding taxes will be deducted from payments to tendering holders.

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offer,” is incorporated herein by reference. The source of funds described in Item 7(a) above is conditioned upon the receipt by the Company of gross proceeds from an issuance of senior unsecured debt securities in the amount of at least $500 million (the “Concurrent Offering”), on the terms and subject to conditions reasonably satisfactory to the Company, as further described in the Offer to Purchase. On October 26, 2020, the Company announced that it had priced an offering of $500 million of 4.200% Senior

Unsecured Notes due 2025. The Company expects the offering to settle on October 29, 2020, at which time the Financing Condition will be satisfied. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offer,” is incorporated herein by reference. On October 26, 2020, the Company announced that it had priced an offering of $500 million of 4.200% Senior Unsecured Notes due 2025 (the “Senior Notes”). The Company expects the offering to settle on October 29, 2020, at which time the Financing Condition will be satisfied. The Senior Notes will be issued at 100.00% of par value and will bear interest at a rate of 4.200% paid semi-annually in arrears. The Company may redeem the Senior Notes, in whole or in part, before September 29, 2025 at a price equal to 100% of the principal amount of the Senior Notes being redeemed plus a “make-whole” premium. The Company may also redeem the Senior Notes, in whole or in part, at par at any time on and after September 29, 2025.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 17 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Financial Information. The information set forth in Section 14 of the Offer to Purchase, “Summary Financial Information,” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” and in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLM CORPORATION

By:	/s/ Steven J. McGarry
Name: Steven J. McGarry
Title: Executive Vice President and Chief Financial Officer

Date: October 27, 2020

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 27, 2020.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Summary Advertisement, dated October 27, 2020

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Launch Press Release, dated October 26, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 26, 2020).

(a)(5)(B)	Pricing Press Release, dated October 26, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 26, 2020).

(a)(5)(C)	Press Release, dated October 27, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 27, 2020).

(b)	Not applicable.

(d)(1)	Form of Separation and Distribution Agreement by and among SLM Corporation, New BLC Corporation and Navient Corporation, dated as of April 28, 2014 (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(2)	Restated Certificate of Incorporation of the Company, dated February 25, 2015 (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(3)	Amended and Restated By-Laws of the Company effective June 25, 2015 (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on June 29, 2015).

(d)(4)	Indenture, dated as of June 17, 2015, between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-3 filed on June 17, 2015).

(d)(5)	First Supplemental Indenture dated as of April 5, 2017 between SLM Corporation and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 5, 2017).

(d)(6)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(7)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(8)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2014 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(9)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (one-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(10)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (two-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(11)	Form of SLM Corporation Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (three-year restriction), 2015 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(12)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2015 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2015).

(d)(13)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2016 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(14)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet - 2016 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 20, 2016).

(d)(15)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement 2015 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2015).

(d)(16)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 20, 2016).

(d)(17)	SLM Corporation Executive Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(18)	SLM Corporation Change in Control Severance Plan for Senior Officers, including amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(19)	Form of Director’s Indemnification Agreement (incorporated by reference to Exhibit 10.24 of the Company’s Annual Report on Form 10-K filed on February 27, 2012).

(d)(20)	Sallie Mae Supplemental 401(k) Savings Plan, as Amended and Restated as of June 25, 2015 (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(21)	Amendment to Sallie Mae Supplemental 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(22)	SLM Deferred Compensation Plan for Key Employees, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(23)	Amendment to SLM Corporation Deferred Compensation Plan for Key Employees (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(24)	SLM Corporation Deferred Compensation Plan for Directors, as Established Effective May 1, 2014 and Amended June 25, 2015 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(25)	Amended and Restated SLM Corporation Incentive Plan (incorporated by reference to Exhibit 10.24 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(26)	Director’s Stock Plan (incorporated by reference to Exhibit 10.25 of the Company’s Current Report on Form 8-K (file no. 001-13251) filed on May 25, 2005).

(d)(27)	Form of SLM Corporation Incentive Stock Plan Stock Option Agreement, Net-Settled, Performance Vested Options, 2009 (incorporated by reference to Exhibit 10.32 of the Company’s Annual Report on Form 10-K filed on March 2, 2009).

(d)(28)	SLM Corporation Directors Equity Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(29)	SLM Corporation 2009-2012 Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-8 (File No. 333-159447) filed on May 22, 2009).

(d)(30)	Form of SLM Corporation Directors Equity Plan Non-Employee Director Stock Option Agreement - 2009 (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q filed on November 5, 2009).

(d)(31)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options - 2010 (incorporated by reference to Exhibit 10. 7 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(32)	Form of SLM Corporation 2009-2012 Incentive Plan Performance Stock Award Term Sheet, Time Vested - 2010 (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q filed on May 6, 2010).

(d)(33)	Amendment to Stock Option and Restricted/Performance Stock Terms (incorporated by reference to Exhibit 10.49 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(34)	Form of SLM Corporation 2009-2012 Incentive Plan Stock Option Agreement, Net Settled, Time Vested Options - 2011 (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(35)	Form of SLM Corporation 2009-2012 Incentive Plan Restricted Stock and Restricted Stock Unit Term Sheet, Time Vested - 2011 (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2011).

(d)(36)	Form of SLM Corporation 2009-2012 Incentive Plan, Performance Stock Unit Term Sheet - 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(37)	Form of SLM Corporation 2009-2012 Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2012 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(38)	Form of SLM Corporation 2009-2012 Incentive Plan, Stock Option Agreement, Net Settled Options - 2012 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 4, 2012).

(d)(39)	SLM Corporation 2012 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement for the 2017 Annual Meeting of Shareholders filed on April 27, 2017).

(d)(40)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Performance Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(41)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(42)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Stock Option Agreement, Net Settled Options-2013 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(43)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2013 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(44)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Stock Option Agreement - 2013 (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2013).

(d)(45)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2013 (incorporated by reference to Exhibit 10.36 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(46)	Letter Agreement, dated January 15, 2014 with Raymond J. Quinlan (incorporated by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(47)	SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - Raymond J. Quinlan Signing Award (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 19, 2014).

(d)(48)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet - 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(49)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Restricted Stock Unit Term Sheet - 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on May 12, 2014).

(d)(50)	Sallie Mae Employee Stock Purchase Plan, Amended and Restated as of June 24, 2014, Including Amendments as of June 25, 2015 (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K filed on February 26, 2016).

(d)(51)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2014).

(d)(52)	Letter Agreement, dated April 24, 2014, with Jeffrey Dale (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(53)	Sallie Mae 401(k) Savings Plan (Effective as of April 30, 2014) (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K filed on February 26, 2015).

(d)(54)	Restatement of the Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2018) (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(55)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of January 1, 2019) (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(56)	Amendment to Sallie Mae 401(k) Savings Plan (Effective as of March 5, 2019) (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(57)	Tax Sharing Agreement between Navient Corporation and New BLC Corporation, dated as of April 29, 2014 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(58)	Amended and Restated Loan Servicing and Administration Agreement between Sallie Mae Bank and Navient Solutions, Inc., dated as of April 30, 2014 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on May 2, 2014).

(d)(59)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2016 Management Incentive Plan Award (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(60)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(61)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 19, 2017).

(d)(62)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2017 Independent Director Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 19, 2017).

(d)(63)	Agreement and Release, dated as of March 20, 2018, between the Company and the Personal Representatives of the Estate of Charles P. Rocha (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(64)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(65)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(66)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2018 Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2017 Management Incentive Plan Award (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 23, 2018).

(d)(67)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2018 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2018).

(d)(68)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(69)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2019 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(70)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Bonus Restricted Stock Unit Term Sheet (Three-Year Restriction), 2018 Management Incentive Plan Award (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 17, 2019).

(d)(71)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement - 2019 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 24, 2019).

(d)(72)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(73)	Form of SLM Corporation 2012 Omnibus Incentive Plan, 2020 Performance Stock Unit Term Sheet (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(74)	Offer Letter between Jonathan W. Witter and the Company dated March 4, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(75)	Fixed Dollar Uncollared ASR Master Confirmation and Form of Supplement (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on April 22, 2020).

(d)(76)	Form of SLM Corporation 2012 Omnibus Incentive Plan, Independent Director Restricted Stock Agreement – 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(77)	Separation Agreement between Raymond J. Quinlan and the Company effective April 19, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(78)	Jonathan W. Witter Sign-On Equity Grant - 2020 Restricted Stock Unit Term Sheet (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(79)	Offer Letter between Donna F. Vieira and the Company dated September 18, 2018 (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed on July 22, 2020).

(d)(80)	Separation Agreement between Paul Thome and the Company effective August 10, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed on October 21, 2020).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.